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                             October 6, 2022

       Zhengjun Tao
       Chief Executive Officer
       Haoxin Holdings Limited
       Room 329-1, 329-2, No.1 Xingye Yi Road
       Ningbo Free Trade Zone
       Ningbo, Zhejiang Province 315807
       People's Republic of China

                                                        Re: Haoxin Holdings
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
9, 2022
                                                            CIK No. 0001936817

       Dear Zhengjun Tao:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 9, 2022

       Cover Page

   1. Please revise to clarify whether the company is subject to the Holding Foreign Companies
                                                        Accountable Act and
related regulations.
   2. In the section that begins, "The structure of cash flows within our organization," please provide
cross-references to your condensed consolidating schedules and the consolidated financial statements.
 Zhengjun Tao
FirstName  LastNameZhengjun Tao
Haoxin Holdings Limited
Comapany
October    NameHaoxin Holdings Limited
        6, 2022
October
Page 2 6, 2022 Page 2
FirstName LastName
Prospectus Summary, page 1

3.       We note your definition of "China    or the    PRC,    referring to
the People   s Republic of
         China, excludes Taiwan and the special administrative regions of Hong Kong and
         Macau. Please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong
         Kong. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, if certain of your directors are located in Hong Kong, expand your disclosure related to the enforceability of civil liabilities to address Hong Kong.
4.       Please describe the nature of your    urban delivery service
business.
5.       We note your disclosure that you    value    a digitized management
system in which
         temperature control can be accessed throughout the whole transportation process through advanced vehicle GPS positioning and real-time temperature monitoring system. Please revise to clarify whether you currently use such a system.
Risk Factors
The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 21

6. Please revise to highlight the risk that the Chinese government may intervene in your operations at any time. Please also explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the Cyberspace
         Administration of China to date.
Our business and growth are significantly affected by the emergence of new retail..., page 37

7. We note your disclosure that macroeconomic conditions, including inflation, can impact the development of the retail industry in China and elsewhere. Please update this risk factor in future amendments if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network, page 38

8. We note your disclosure on page 103 that under the terms that are generally contained in your agreements with major customers, you will be liable for any damages to the goods, equipment and premises of the customers caused by you during the provision of your transportation services, and your disclosure that you are also liable for any loss or
 Zhengjun Tao
FirstName  LastNameZhengjun Tao
Haoxin Holdings Limited
Comapany
October    NameHaoxin Holdings Limited
        6, 2022
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         damages to the goods that are in your custody and for any non-compliance of relevant laws and regulations in the PRC. Please include such information in your risk factor disclosure.
We are an "emerging growth company,"...
We are a "foreign private issuer,"..., page 51

9. Please expand your disclosure to clarify the extent to which you will continue to enjoy any exemptions as a result of your status as a foreign private issuer even if you no longer qualify as an emerging growth company.
Use of Proceeds, page 56

10.      Please revise to describe the    Acquisition and alliance    items in
your Use of Proceeds
         table.
Management's Discussion and Analysis
Overview, page 60

11. We note your disclosure on pages 2, 4, 60, 78, 90 and 93, explaining that you own and operate a fleet of 72 tractors, 156 trailers and 61 vans. However, in Notes 6 and 9 to the financial statements on pages F-18 and F-23, you appear to report substantially all of your property and equipment as "revenue equipment", some of which held under leases from third parties.

         Please modify the referenced disclosures as necessary to (i) differentiate between owned and leased assets in describing your fleet, (ii) clarify the extent of your reliance on leasing arrangements, and (iii) provide a summary of your obligations and options to acquire assets that are not already owned, or a cross reference to such details in the financial statement notes.
Covid-19 Continues to Affect, page 62

12. Please expand your disclosures to clarify or reconcile statements that your financial results
         for the first half of 2022    had been adversely affected    due to
the ongoing impact of
         COVID-19, and that transportation demand from your top 10 customers had been
            significantly reduced,    with those explaining that the impact
from temporary office
         closures were not significant, that you have not experienced significant collection issues,
         and that you    do not see a significant decline in revenue for the
first half of 2022.    Please
         identify those aspects of your financial results that have been adversely affected and quantify the associated effects.
13. We note your disclosure at page 5 that the effects of a subvariant of the Omicron variant of COVID-19 may have the effect of increasing already-existing supply chain problems.
         Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of
 Zhengjun Tao
FirstName  LastNameZhengjun Tao
Haoxin Holdings Limited
Comapany
October    NameHaoxin Holdings Limited
        6, 2022
October
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         operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Credit Facilities, page 69

14. Please file your material contracts as exhibits with your registration statement. In this regard, please file as exhibits any written agreements related to the debt obligations set forth beginning at page 69, or advise us why you do not believe you are required to do so.
         Refer to Item 8 of Form F-1 and Items 601(b)(4) and 601(b)(10) of Regulation S-K.
Management, page 124

15. Please disclose all principal directorships of each director and director nominee. For example, it appears that Mikael Charette also serves as a director of MingZhu Logistics
         Holdings Limited. Refer to Item 4 of Form F-1 and Item 6.A.2 of Form 20-F.
Related Party Transactions, page 130

16. Please expand your disclosure on page 130 to clarify the nature of the transactions described in this section as "advances for operational purposes." Refer to Item 4 of Form
         F-1 and Item 7.B.1 of Form 20-F. In addition, please describe the nature and extent of the transportation services agreement with Zhejiang Zhoushan Yamei
Container
         Transportation Co., Ltd. referenced on page 39.
Financial Statements, page F-1

17. Please update your filing to include interim financial statements and related disclosures covering the six months ended June 30, 2022, to comply with Item 8.A.5 and Item 5 of
         Form 20-F, applicable pursuant to Item 4(a) of Form F-1.
Note 1 - Nature of business and organization, page F-7
Reorganization, page F-7

18. We note your disclosure concerning the reorganization, stating that the controlling
         shareholder of Haoxin Cayman    is same as of Haoxin prior to the
reorganization,    and we
         see that you define Haoxin as Ningbo Haoxin International Logistics Co., Ltd. However,
         in your organization chart on page 3, you indicate that this entity will be referred to as
            Ningbo Haoxin    rather than Haoxin. Please revise disclosures
throughout the filing as
         necessary to utilize the same abbreviated term for the entity. Please also clarify under this
         heading whether your reference to    Loganda    refers to Shenzhen
Longanda Freight Co.,
         Ltd., as appears to be the intent.
Note 13 - Shareholders' equity, page F-28

19. We note your disclosure indicating that you had issued 556 Class A ordinary shares and
         444 Class B ordinary shares on April 26, 2022, and we see that you have recast your equity presentation on page F-5 to reflect this change in capital structure. We also see that
 Zhengjun Tao
Haoxin Holdings Limited
October 6, 2022
Page 5
      you have disclosure following page F-32, indicating that you may be offering 3 million
      Class A ordinary shares.

      Please describe for us any plans to further adjust the capital structure in conjunction with your offering and explain how you expect the ownership interests of the current shareholder group to change as a result. Please also expand your disclosure under this heading to describe the conversion and voting provisions associated with your Class A and Class B ordinary shares, including the circumstances under which conversion may occur, and to clarify whether you regard the economic interests of these securities to be identical, notwithstanding the different voting provisions.
General

20. Please include the delaying amendment legend required by Item 501(a) of Regulation S-K not later than the first public filing of your registration statement.
21. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameZhengjun Tao
                                                             Division of
Corporation Finance
Comapany NameHaoxin Holdings Limited
                                                             Office of Energy &
Transportation
October 6, 2022 Page 5
cc:       William S. Rosenstadt
FirstName LastName